Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Six Months Ended June 30, 2022, 33% Dividend Increase and Return of Capital Framework

CALGARY, AB, Aug. 11, 2022 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to report operating and condensed financial results for the three and six months ended June 30, 2022, a 33% dividend increase and our Return of Capital Framework.

The unaudited interim financial statements and management discussion and analysis for the three and six months ended June 30, 2022 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Highlights

  Q2 2022 fund flows from operations ("FFO")(1) was $453 million ($2.75/basic share)(2) and free cash flow ("FCF")(3) was $340 million ($2.07/basic share)(4), an increase of 16% and 12%, respectively from the prior quarter. The increases were primarily due to higher commodity prices. Cash flow from operating activities was $530 million in Q2 2022, including the impact from asset retirement obligations settled and changes in non-cash operating working capital.
  Pro forma Q2 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $536 million ($3.26/basic share) and $422 million ($2.56/basic share), respectively. As a reminder, all FCF from the Corrib acquisition accrues to Vermilion as at January 1, 2022 and will be netted off the approximate $600 million purchase price at the time of closing which we expect to occur in Q4 2022.
  With clear line of sight to achieving our next mid-cycle(5) debt target, we are pleased to outline our formal return of capital framework. We intend to return an increasing amount of capital to shareholders as debt levels decrease using a debt grid to guide near-term Return of Capital allocation decisions.
  In conjunction with our Q2 2022 release, we announced a 33% increase to our Q3 2022 quarterly cash dividend to $0.08 CDN per share which equates to an annual dividend of $0.32 CDN per share, or approximately $53 million. Dividends will remain a key component of our return of capital framework as we seek to provide shareholders with a resilient and increasing base dividend; however, we will limit the annual cash dividend to approximately 10% of our mid-cycle FFO.
  Based on our Return of Capital Allocation Grid, recent commodity strip(6) and internal estimates, we anticipate returning up to 25% of FCF in 2H 2022 and up to 50% - 75% of FCF in 2023. We will consider various options to return capital; including share buybacks, regular and special dividends and a potential substantial issuer bid. Based on our review of a number of valuation data points, we expect the majority of the incremental capital return to be in the form of share buybacks initially.
  In early July 2022, we announced the approval of a normal course issuer bid ("NCIB") for the purchase of up to 16,076,666 common shares, representing approximately 10% of Vermilion's public float as at June 22, 2022. To date, we have repurchased 1.25 million common shares for $35 million.
  Net earnings were $363 million in Q2 2022, an increase of 28% from the prior quarter due to higher commodity prices and net hedging gains.
  Cash flow used in investing activities totaled $613 million in the second quarter including exploration and development ("E&D") capital expenditures(7) of $113 million and acquisition capital of $522 million.
  The Leucrotta acquisition closed on May 31, 2022 and the assets have been successfully integrated into Vermilion. We are now focused on completing the 6-well Montney pad that was drilled in Q2 2022. The Mica asset significantly increases the depth and quality of our North American inventory and is expected to add multiple decades of development that will enhance FCF to the business.
  Long-term debt in Q2 2022 was $1.5 billion and net debt(8) was $1.6 billion, resulting in our net debt to trailing FFO ratio decreasing to 1.1 times(9) compared to 1.2 times in the prior quarter.
  Production in Q2 2022 averaged 84,868 boe/d(10) a decrease of 2% from the previous quarter, primarily due to planned and unplanned downtime.
  Production from our North American operations averaged 58,027 boe/d(10) in Q2 2022, an increase of 3% from the prior quarter primarily due to the Leucrotta acquisition, which closed on May 31, 2022.
  Production from our International operations averaged 26,840 boe/d(10) in Q2 2022, a decrease of 9% from the prior quarter primarily due to natural decline, offshore drilling delays and unplanned downtime in Australia.
  As a result of forest fire related downtime in France, offshore drilling delays in Australia, combined with inflationary pressure, we are increasing our 2022 capital budget by $50 million to $550 million. Annual production guidance, excluding the Corrib acquisition volumes, remains unchanged at 86,000 to 88,000 boe/d. Our exit rate forecast of 95,000 to 100,000 boe/d, including the Corrib acquisitions volumes, also remains unchanged.
  We released the annual update to our online sustainability report in July 2022. Notable highlights include the decrease in our Scope 1 emission intensity to .018 tCO2e per throughput operated boe, in line with our target to reduce our 2019 baseline of .019 tCO2e per throughput operated boe by 15% to 20% by 2025, and coverage of our Corrib Biodiversity Action Plan achievements.
(1)	Fund flows from operations (FFO) is a total of segment measures comparable to cash flows from operating activities that is comprised of sales less royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, and realized loss (gain) on derivatives, plus realized gain (loss) on foreign exchange and realized other income. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(2)	Fund flows from operations per basic share is a supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FFO (total of segments measure) and basic shares outstanding. The measure is used to assess the contribution per share of each business unit. More information and a reconciliation to primary financial statement measure can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(3)	Free cash flow (FCF) is a non-GAAP financial measure comparable to cash flows from operating activities and is comprised of FFO less drilling and development and evaluation and exploration expenditures. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(4)	Free cash flow per basic share is a non-GAAP supplementary financial measure and is not a standardized financial measure under IFRS and may not be comparable to similar measures disclosed by other issuers. It is calculated using FCF and basic shares outstanding.

(5)	Mid-cycle cycle commodity prices: WTI US$55.00/bbl; AECO $3.43/mmbtu ($3.25/GJ); TTF $12.50/mmbtu.

(6)	2022 full year average reference prices as at July 18 2022: Brent US$104.59/bbl; WTI US$97.74/bbl; LSB = WTI less US$3.69/bbl; TTF $51.72/mmbtu; NBP $39.28/mmbtu; AECO $5.88/mmbtu; CAD/USD 1.28; CAD/EUR 1.36 and CAD/AUD 0.90. 2023 full year average reference prices as at July 18, 2022: Brent US$88.40/bbl; WTI US$82.98/bbl; LSB = WTI less US$5.07/bbl; TTF $51.32/mmbtu; NBP $47.32/mmbtu; AECO $5.44/mmbtu; CAD/USD 1.30; CAD/EUR 1.35 and CAD/AUD 0.88.

(7)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(8)	Net debt is a capital management measure comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (see below). More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.

(9)	Net debt to trailing FFO is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt. Information in this document is included by reference; refer to the "Non-GAAP and Other Specified Financial Measures" section of this document.

(10)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

($M except as indicated)	Q2 2022	Q1 2022	Q2 2021	YTD 2022	YTD 2021
Financial
Petroleum and natural gas sales	858,844	810,179	407,179	1,669,023	775,316
Cash flows from operating activities	530,364	341,053	253,406	871,417	372,553
Fund flows from operations	452,901	389,868	172,942	842,769	334,993
Fund flows from operations ($/basic share) (1)	2.75	2.40	1.07	5.16	2.09
Fund flows from operations ($/diluted share) (1)	2.68	2.32	1.05	5.00	2.06
Net earnings	362,621	283,954	451,274	646,575	951,238
Net (loss) earnings ($/basic share)	2.20	1.75	2.79	3.96	5.94
Cash flows used in investing activities	612,634	110,330	97,238	722,964	171,897
Capital expenditures (2)	113,153	85,344	79,176	198,497	162,539
Acquisitions	522,223	6,712	12,519	528,935	12,912
Asset retirement obligations settled	4,300	6,320	3,321	10,620	10,344
Cash dividends ($/share)	0.06	0.06	—	0.12	—
Dividends declared	9,913	9,767	—	19,680	—
% of fund flows from operations (3)	2%	3%	— %	2%	— %
Payout (4)	127,366	101,431	82,497	228,797	172,883
% of fund flows from operations	28%	26%	48%	27%	52%
Free Cash Flow	339,748	304,524	93,766	644,272	172,454
Long-term debt	1,527,217	1,380,568	1,769,866	1,527,217	1,769,866
Net debt (7)	1,588,668	1,365,014	1,854,195	1,588,668	1,854,195
Net debt to four quarter trailing fund flows from operations	1.1	1.2	3.2	1.1	3.2
Operational
Production (8)
Crude oil and condensate (bbls/d)	36,783	37,090	38,354	36,936	38,777
NGLs (bbls/d)	8,113	8,342	8,695	8,227	8,386
Natural gas (mmcf/d)	239.83	244.69	235.72	242.25	234.86
Total (boe/d)	84,868	86,213	86,335	85,537	86,306
Average realized prices
Crude oil and condensate ($/bbl)	138.55	120.23	79.06	129.48	75.21
NGLs ($/bbl)	51.86	46.94	25.43	49.38	27.32
Natural gas ($/mcf)	16.50	17.41	5.24	16.96	5.37
Production mix (% of production)
% priced with reference to WTI	39%	37%	38%	38%	38%
% priced with reference to Dated Brent	16%	17%	17%	16%	17%
% priced with reference to AECO	29%	29%	30%	29%	29%
% priced with reference to TTF and NBP	16%	17%	15%	17%	16%
Netbacks ($/boe)
Operating netback (5)	72.57	59.72	25.90	66.15	25.74
Fund flows from operations ($/boe) (6)	58.82	50.79	22.04	54.81	21.85
Operating expenses	14.89	14.61	12.72	14.75	12.79
General and administration expenses	2.04	1.85	1.46	1.95	1.51
Average reference prices
WTI (US $/bbl)	108.41	94.29	66.07	101.35	61.96
Dated Brent (US $/bbl)	113.78	101.40	68.83	107.59	64.86
AECO ($/mcf)	7.24	4.74	3.09	5.99	3.12
TTF ($/mcf)	38.08	39.79	10.76	38.93	9.54
Share information ('000s)
Shares outstanding - basic	165,222	162,784	161,893	165,222	161,893
Shares outstanding - diluted (1)	170,969	169,797	168,903	170,969	168,903
Weighted average shares outstanding - basic	164,518	162,374	161,546	163,452	160,226
Weighted average shares outstanding - diluted (1)	169,169	168,340	165,034	168,517	162,553

(1)	Fund flows from operations per share (basic and diluted) are supplementary financial measures and are not a standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. They are calculated using FFO (total of segments measure) and basic/diluted shares outstanding. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(2)	Capital expenditures is a non-GAAP financial measure that is the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(3)	Dividends % of FFO is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as dividends divided by FFO. The ratio is used by management as a metric to assess the cash distributed to shareholders. Reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(4)	Payout and payout % of FFO are a non-GAAP financial measure and a non-GAAP ratio respectively that are not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers. Payout is comparable to dividends declared and is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled, while the ratio is calculated as payout divided by FFO. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(5)	Operating netback is a non-GAAP financial measure comparable to net earnings and is comprised of sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(6)	Fund flows from operations per boe is a supplementary financial measure that is not standardized under IFRS and may not be comparable to similar measures disclosed by other issuers, calculated as FFO by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole. More information and a reconciliation to primary financial statement measures can be found in the "Non-GAAP and Other Specified Financial Measures" section of this document.
(7)	Net debt is defined as long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).
(8)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Message to Shareholders

Global commodity prices continued to strengthen through the second quarter, driving another quarter of record fund flows from operations ("FFO") and free cash flow ("FCF") for Vermilion. FFO was $453 million (cash flows from operating activities of $530 million), representing a 16% increase over the prior quarter. Exploration and development ("E&D") capital expenditures were $113 million in Q2 2022, resulting in quarterly FCF of $340 million. Free cash flow in Q2 2022 was used to partially fund the Leucrotta acquisition which closed on May 31, 2022. The remainder of the Leucrotta purchase price was funded with debt which resulted in a slight increase in Q2 2022 net debt to $1.6 billion; however, with the increase in FFO our net debt to trailing FFO ratio decreased to 1.1x.

We have successfully integrated the Leucrotta assets and assembled a Mica asset team which is now focused on completing the 6-well Montney pad that was drilled in Q2 2022. We are excited to have these assets in our portfolio and look forward to scaling up development in the years ahead. The Mica asset significantly increases the depth and quality of our North American inventory and is expected to add multiple decades of development and enhance FCF to the business.

Closing of the Corrib acquisition continues to progress as we move closer to obtaining all remaining partner and government approvals. We expect the transaction to close in the fourth quarter with an estimated closing cash payment in the range of $100 to $150 million after adjusting for the FCF accrued throughout the year. Pro forma Q2 2022 FFO and FCF incorporating the incremental 36.5% ownership in Corrib was $536 million and $422 million, respectively.

We remain on track to achieve our next debt target of $1.2 billion by the end of 2022, and with this clear line of sight we are pleased to outline our formal return of capital framework which will see an increasing proportion of FCF returned to shareholders as debt levels decrease. Over the past two years we have been focused on balancing debt reduction and portfolio enhancement, all with the goal of maximizing value and the return of capital to our shareholders over the long term. Vermilion is in a very strong position from both an asset base and financial perspective. We announced two strategic acquisitions over the past year, funded with free cash flow, and will have reduced debt by approximately $1 billion, relative to Q2 2020 debt levels, by the end of this year(1). While we will continue to keep a close eye on debt and reduce it even further to ensure we maintain a strong balance sheet through all commodity cycles, we are now in a position to increase our return of capital to shareholders. We are confident that our globally diversified asset base combined with our disciplined approach to capital allocation will generate value for our shareholders over the long-term. Further details on our return of capital framework is outlined below.

Return of Capital

Vermilion declared a quarterly cash dividend of $0.06 CDN per share in Q2 2022 which was paid on July 15, 2022. With two strong quarters now behind us and a clear line of sight to achieving our next mid-cycle(2) debt target of $1.2 billion, we are now in a position to return a greater proportion of free cash flow to our shareholders. Vermilion has a long history of returning capital to its shareholders primarily through dividends. Dividends will remain a key component of our return of capital framework as we seek to provide shareholders with a resilient and increasing base dividend; however, we will limit the annual cash dividend outlay to approximately 10% of our mid-cycle FFO. In conjunction with our Q2 2022 release, we announced a 33% increase to our Q3 2022 quarterly cash dividend to $0.08 CDN per share which equates to an annual dividend of $0.32 CDN per share or approximately $53 million based on the current number of shares outstanding. At this dividend per share level, we have significant capacity to increase the base dividend and plan to provide ratable increases over time.

In addition to strengthening our balance sheet, Vermilion has made other structural improvements to its business by increasing our International production weighting through European natural gas exposure while also enhancing our North American inventory with a high quality long-life Montney asset. These structural improvements, combined with the strong fundamental outlook for global commodities will further underpin our ability to return capital to shareholders. The amount of FCF available for return of capital will increase as debt levels decrease based on the illustrative grid outlined below. This grid is not intended to be prescriptive quarter-to-quarter but will be used as a tool to guide near-term Return of Capital allocation decisions while taking into account other capital requirements such as further debt reduction, asset retirement obligations and acquisitions.

Return of Capital Allocation Grid
Mid-Cycle D/FFO	Ratio	>1.5x	1.0x - 1.5x	0.5x - 1.0x	<0.5x
Net Debt	$MM	>1,500	1,000 - 1,500	500 - 1,000	<500
FCF Distribution	%	up to 25%	up to 50%	up to 75%	up to 90%

Based on our Return of Capital Allocation Grid, recent commodity strip(3) and internal estimates, we anticipate returning up to 25% of FCF in 2H 2022 and up to 50% - 75% of FCF in 2023 while reducing debt to a target of $850 million by the end of 2023, which implies an undrawn $1.6 billion credit facility. We will consider various options to return capital; including share buybacks, regular and special dividends and a potential substantial issuer bid. Based on a number of datapoints reviewed, we expect the majority of the incremental capital return to be in the form of share buybacks initially. In early July 2022, we announced the approval of a normal course issuer bid ("NCIB") for the purchase of up to 16,076,666 common shares, representing approximately 10% of Vermilion's public float as at June 22, 2022. To date, we have repurchased 1.25 million common shares for $35 million. We look forward to providing continued updates on our return of capital initiatives through the second half of this year and throughout 2023 as we carefully weigh capital allocation decisions against various uses of excess free cash flow with a view of acting in the long-term interests of shareholders.

Q2 2022 Operations Review

North America

Production from our North American operations averaged 58,027 boe/d(4) in Q2 2022, an increase of 3% from the prior quarter primarily due to the Leucrotta acquisition which closed on May 31, 2022. Drilling and completion activity in west-central Alberta and south-east Saskatchewan was limited during the second quarter due to spring breakup. During the second quarter, we completed one (1.0 net) well and brought on production one (0.6 net) condensate-rich Mannville natural gas well in west-central Alberta, and we drilled one (1.0 net) well and completed two (2.0 net) wells in south-east Saskatchewan. Following the announcement of the Leucrotta acquisition in late March 2022, we assembled our Mica asset team and focused on integrating the assets and working closely with the Leucrotta team in drilling the first six (6.0 net) well Montney pad. Drilling was successfully completed during the second quarter and the team is now focused on completion activities. While we remain optimistic that an agreement on natural resource activity reviews will be reached between the BC Government and the Blueberry River First Nations in due course, our team has a plan to continue drilling on the Alberta side of the Mica property in 2023 should we see further delays in permit approvals.

In the United States, we drilled four (3.8 net) wells of our planned six (5.8 net) operated Turner wells and completed two (2.0 net) wells during the second quarter. Three (2.8 net) wells are two-mile lateral wells which are significantly more economic than one-mile laterals. One (1.0 net) well was brought on production during the second quarter while the remaining wells will be completed and brought on production during the third quarter. In addition, one (0.4 net) two-mile non-operated Turner well is planned for drilling in Q4 2022.

International

Production from our International operations averaged 26,840 boe/d(4) in Q2 2022, a decrease of 9% from the prior quarter primarily due to natural decline and offshore drilling delays in Australia. In Australia, the drilling of our two-well program was delayed by approximately one month due to unexpected maintenance and repairs on the third-party contracted rig. Drilling commenced late in the second quarter and is expected to finish in early September with production to start shortly thereafter. In Europe, much of our activity during the second quarter was focused on preparing for our 2H 2022 drilling campaign which will include two (1.1 net) wells in Netherlands, three (3.0 net) wells in Hungary and two (2.0 net wells) in Croatia.

Outlook and Guidance Update

Our Q3 2022 capital program is well underway as we finish up the drilling program in Australia, complete and tie in the remaining Turner wells in the US, execute our south-east Saskatchewan drilling program and complete the 6-well Montney pad at Mica. In Europe, we are making final preparations for an active drilling campaign to commence in the third quarter and continue through the fourth quarter. Early in the third quarter, a forest fire near our Cazaux field in southern France resulted in approximately 1,500 bbl/d of production being temporarily shut-in which will impact Q3 production in France.

Our Q3 2022 production will include a full quarter contribution from the Leucrotta acquisition and new production from the US and south-east Saskatchewan drilling programs; however, these volumes will be partially offset by the Australia drilling delay and fire related downtime in France. Taking all this into account, we expect Q3 2022 production to be in-line with Q2 2022.

As a result of forest fire related downtime in France, offshore drilling delays in Australia, combined with inflationary pressure, we are increasing our 2022 capital budget by $50 million to $550 million. We are maintaining our annual production guidance of 86,000 to 88,000 boe/d, excluding the Corrib acquisition volumes. We plan to update our production guidance once we have greater certainty on timing of the Corrib close. Our exit rate forecast of 95,000 to 100,000  boe/d, including Corrib acquisition volumes, remains unchanged.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of our cash flows. In aggregate, as of August 9, 2022, we have 36% of our expected net-of-royalty production hedged for the remainder of 2022. With respect to individual commodity products, we have hedged 64% of our European natural gas production, 20% of our oil production, and 41% of our North American natural gas volumes for the remainder of 2022, respectively. Please refer to the Hedging section of our website under Invest With Us for further details using the following link:

https://www.vermilionenergy.com/invest-with-us/hedging.cfm.

Board of Directors

Vermilion recently announced the appointment of Mr. Myron Stadnyk to our Board of Directors. Mr. Stadnyk brings over 35 years of business and industry knowledge, with extensive experience in senior leadership, cost management, operational effectiveness, governance, health, safety, and environment. He most recently served as the President and Chief Executive Officer of ARC Resources Ltd. where he led ARC's transformation from a royalty trust to a top-tier Montney producer demonstrating outstanding strategic leadership. Prior to ARC, Mr. Stadnyk worked at a major oil and gas company in both domestic and international operations. He currently serves as a member of the Board of Directors for Crescent Point Energy Corp., Prairie Sky Royalty Ltd. and the University of Saskatchewan Engineering Trust.

Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan and is a graduate of the Harvard Business School Advanced Management Program. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and served as a Governor for the Canadian Association of Petroleum Producers for over 10 years.

(Signed "LorenzoDonadeo")	(Signed "DionHatcher")

LorenzoDonadeo	DionHatcher
Executive Chairman	President
August 11, 2022	August 11, 2022

(1)	Based on actuals, internal company estimates and 2022 forward strip pricing as at July 18, 2022.
(2)	Mid-cycle cycle commodity prices: WTI US$55.00/bbl; AECO $3.43/mmbtu ($3.25/GJ); TTF $12.50/mmbtu.
(3)	2022 full year average reference prices as at July 18 2022: Brent US$104.59/bbl; WTI US$97.74/bbl; LSB = WTI less US$3.69/bbl; TTF $51.72/mmbtu; NBP $39.28/mmbtu; AECO $5.88/mmbtu; CAD/USD 1.28; CAD/EUR 1.36 and CAD/AUD 0.90. 2023 full year average reference prices as at July 18, 2022: Brent US$88.40/bbl; WTI US$82.98/bbl; LSB = WTI less US$5.07/bbl; TTF $51.32/mmbtu; NBP $47.32/mmbtu; AECO $5.44/mmbtu; CAD/USD 1.30; CAD/EUR 1.35 and CAD/AUD 0.88.
(4)	Please refer to Supplemental Table 4 "Production" of the accompanying Management's Discussion and Analysis for disclosure by product type.

Non-GAAP and Other Specified Financial Measures

This earnings release and other materials release by Vermilion includes financial measures that are not standardized, specified, defined, or determined under IFRS and are therefore considered non-GAAP or other specified financial measures and may not be comparable to similar measures presented by other issuers. These financial measures include:

Fund flows from operations (FFO): A total of segments measure most directly comparable to net earnings. FFO is comprised of sales excluding royalties, transportation, operating, G&A, corporate income tax, PRRT, interest expense, realized loss on derivatives, realized foreign exchange gain (loss), and realized other income. The measure is used to assess the contribution of each business unit to Vermilion's ability to generate income necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

	Q2 2022		Q2 2021		YTD 2022		YTD 2021
	$M	$/boe	$M	$/boe	$M	$/boe	$M	$/boe
Sales	858,844	111.55	407,179	51.93	1,669,023	108.54	775,316	50.60
Royalties	(83,553)	(10.85)	(41,456)	(5.29)	(154,860)	(10.07)	(77,902)	(5.08)
Transportation	(20,153)	(2.62)	(21,834)	(2.78)	(37,422)	(2.43)	(38,855)	(2.54)
Operating	(114,617)	(14.89)	(99,737)	(12.72)	(226,800)	(14.75)	(195,978)	(12.79)
General and administration	(15,691)	(2.04)	(11,432)	(1.46)	(29,911)	(1.95)	(23,162)	(1.51)
Corporate income tax (expense) recovery	(69,501)	(9.03)	(691)	(0.09)	(115,173)	(7.49)	654	0.04
PRRT	(2,019)	(0.26)	(1,459)	(0.19)	(8,728)	(0.57)	(2,873)	(0.19)
Interest expense	(21,074)	(2.74)	(18,862)	(2.41)	(35,897)	(2.33)	(38,097)	(2.49)
Realized loss on derivatives	(79,778)	(10.36)	(39,574)	(5.05)	(224,001)	(14.57)	(65,207)	(4.26)
Realized foreign exchange (loss) gain	(2,297)	(0.30)	(1,958)	(0.25)	(1,547)	(0.10)	(7,139)	(0.47)
Realized other income	2,740	0.36	2,766	0.35	8,085	0.53	8,236	0.55
Fund flows from operations	452,901	58.82	172,942	22.04	842,769	54.81	334,993	21.86
Equity based compensation	(7,499)		(10,536)		(32,868)		(27,076)
Unrealized gain (loss) on derivative instruments (1)	168,058		(79,408)		(52,736)		(73,966)
Unrealized foreign exchange (loss) gain (1)	(32,267)		(18,298)		7,870		(44,208)
Accretion	(13,746)		(10,863)		(27,384)		(21,370)
Depletion and depreciation	(140,763)		(149,651)		(275,003)		(255,664)
Deferred tax (expense) recovery	(63,497)		(63,526)		(7,404)		(234,754)
Gain on business combinations	—		17,198		—		17,198
Impairment reversal	—		593,606		192,094		1,256,472
Unrealized other expense	(566)		(190)		(763)		(387)
Net earnings	362,621		451,274		646,575		951,238
(1) Unrealized gain (loss) on derivative instruments, Unrealized foreign exchange (loss) gain, and Unrealized other expense are line items from the respective Consolidated Statements of Cash Flows.

Free cash flow (FCF): A non-GAAP financial measure most directly comparable to cash flows from operating activities. FCF is comprised of fund flows from operations less drilling and development costs and exploration and evaluation costs. The measure is used to determine the funding available for investing and financing activities including payment of dividends, repayment of long-term debt, reallocation into existing business units and deployment into new ventures.

($M)	Q2 2022	Q2 2021	2022	2021
Cash flows from operating activities	530,364	253,406	871,417	372,553
Changes in non-cash operating working capital	(81,763)	(83,785)	(39,268)	(47,904)
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Fund flows from operations	452,901	172,942	842,769	334,993
Drilling and development	(109,488)	(77,703)	(192,329)	(157,215)
Exploration and evaluation	(3,665)	(1,473)	(6,168)	(5,324)
Free cash flow	339,748	93,766	644,272	172,454

2023+ FFO and FCF: A forward-looking total of segments measure and a forward-looking non-GAAP measure; the equivalent historical measures FFO and FCF have been disclosed above.

Capital expenditures: A non-GAAP financial measure that is calculated as the sum of drilling and development costs and exploration and evaluation costs from the Consolidated Statements of Cash Flows and is most directly comparable to cash flows used in investing activities. We consider capital expenditures to be a useful measure of our investment in our existing asset base. Capital expenditures are also referred to as E&D capital.

($M)	Q2 2022	Q2 2021	2022	2021
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Capital expenditures	113,153	79,176	198,497	162,539

Net debt: A capital management measure in accordance with IAS 1 "Presentation of Financial Statements" that is most directly comparable to long-term debt. Net debt is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working, capital and represents Vermilion's net financing obligations after adjusting for the timing of working capital fluctuations.

Net debt to four quarter trailing fund flows from operations: A supplementary financial measure that is calculated as net debt (capital measure) over the FFO (total of segments measure) from the preceding four quarters. The measure is used to assess the ability to repay debt.

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Long-term debt	1,527,217	1,651,569
Adjusted working capital deficit	65,394	9,284
Unrealized FX on swapped USD borrowings	(3,943)	(16,067)
Net debt	1,588,668	1,644,786

Ratio of net debt to four quarter trailing fund flows from operations	1.1	1.8

Adjusted working capital: A non-GAAP financial measure defined as current assets less current liabilities, excluding current derivatives and current lease liabilities. The measure is used to calculate net debt, a capital measure disclosed above.

	As at
($M)	Jun 30, 2022	Dec 31, 2021
Current assets	530,098	472,845
Current derivative asset	(36,412)	(19,321)
Current liabilities	(958,674)	(746,813)
Current lease liability	10,602	15,032
Current derivative liability	388,992	268,973
Adjusted working capital deficit	(65,394)	(9,284)

Payout and payout % of FFO: A non-GAAP financial measure and non-GAAP ratio respectively most directly comparable to dividends declared. Payout is comprised of dividends declared plus drilling and development costs, exploration and evaluation costs, and asset retirement obligations settled. The measure is used to assess the amount of cash distributed back to shareholders and reinvested in the business for maintaining production and organic growth. The reconciliation of the measure to primary financial statement measure can be found below. Management uses payout and payout as a percentage of FFO (also referred to as the payout or sustainability ratio).

Dividends % of FFO: A supplementary financial measure that is calculated as dividends declared divided by FFO (total of segments measure). The measure is used by management as a metric to assess the cash distributed to shareholders.

($M)	Q2 2022	Q2 2021	YTD 2022	YTD 2021
Dividends declared	9,913	—	19,680	—
% of fund flows from operations	2%	— %	2%	— %
Drilling and development	109,488	77,703	192,329	157,215
Exploration and evaluation	3,665	1,473	6,168	5,324
Asset retirement obligations settled	4,300	3,321	10,620	10,344
Payout	127,366	82,497	228,797	172,883
% of fund flows from operations	28%	48%	27%	52%

Operating netback: Is a non-GAAP financial measure most comparable to primary financial measure net earnings and is calculated as sales less royalties, operating expense, transportation costs, PRRT, and realized hedging gains and losses presented on a per unit basis. Management assesses operating netback as a measure of the profitability and efficiency of our field operations.

Fund flows from operations per boe: A supplementary financial measure that is calculated as FFO (total of segments measure) by boe production. Fund flows from operations per boe is used by management to assess the profitability of our business units and Vermilion as a whole.

Management's Discussion and Analysis and Consolidated Financial Statements

To view Vermilion's Management's Discussion and Analysis and Interim Condensed Consolidated Financial Statements for the three and six months ended June 30, 2022 and 2021, please refer to SEDAR (www.sedar.com) or Vermilion's website at https://www.vermilionenergy.com/invest-with-us/reports-filings.cfm.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Employees and directors hold approximately 4% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

Disclaimer

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or financial outlooks under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures and Vermilion's ability to fund such expenditures; Vermilion's additional debt capacity providing it with additional working capital; the flexibility of Vermilion's capital program and operations; business strategies and objectives; operational and financial performance; sustainability (Environment, Social, and Governance or ESG) data and performance; estimated volumes of reserves and resources; petroleum and natural gas sales; future production levels and the timing thereof, including Vermilion's 2022 guidance, and rates of average annual production growth; the effect of changes in crude oil and natural gas prices, changes in exchange rates and significant declines in production or sales volumes due to unforeseen circumstances; the effect of possible changes in critical accounting estimates; statements regarding the growth and size of Vermilion's future project inventory, and the wells expected to be drilled in 2022; exploration and development plans and the timing thereof; Vermilion's ability to reduce its debt; statements regarding Vermilion's hedging program, its plans to add to its hedging positions, and the anticipated impact of Vermilion's hedging program on project economics and free cash flows; the potential financial impact of climate-related risks; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates and Vermilion's expectations regarding future taxes and taxability; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty and current evolutions with relation to sustainability/ESG reporting methodologies; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and therefore may not be comparable to similar measures presented by other companies where similar terminology is used and should therefore not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

This document may contain references to sustainability/ESG data and performance that reflect metrics and concepts that are commonly used in such frameworks as the Global Reporting Initiative, the Task Force on Climate-related Financial Disclosures, and the Value Reporting Foundation (Sustainability Accounting Standards Board). Vermilion has used best efforts to align with the most commonly accepted methodologies for ESG reporting, including with respect to climate data and information on potential future risks and opportunities, in order to provide a fuller context for our current and future operations. However, these methodologies are not yet standardized, are frequently based on calculation factors that change over time, and continue to evolve rapidly. Readers are particularly cautioned to evaluate the underlying definitions and measures used by other companies, as these may not be comparable to Vermilion's. While Vermilion will continue to monitor and adapt its reporting accordingly, the Company is not under any duty to update or revise the related sustainability/ESG data or statements except as required by applicable securities laws.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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SOURCE Vermilion Energy Inc.

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CO: Vermilion Energy Inc.

CNW 16:11e 11-AUG-22